PLAINS GP HOLDINGS, L.P.

333 Clay Street, Suite 1600

Houston, Texas  77002

March 21, 2016

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Plains GP Holdings, L.P.
Registration Statement on Form S-3
Filed March 10, 2016
File No. 333-210067

Dear Mr. Schwall:

On behalf of Plains GP Holdings, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Washington, D.C. time, on March 23, 2016, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By:	PAA GP HOLDINGS LLC,
its general partner

By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and Secretary

Signature Page to Acceleration Request